PRELIMINARY COMMENT ON FISCAL 2005 RESULTS AND 2006 OUTLOOK
TORONTO, CANADA — November 18, 2005 — Envoy Communications Group Inc.’s (Envoy) preliminary information indicates that results for fiscal 2005 will substantially meet previously announced earnings guidance of $.28 per share. Fiscal 2005 results will be released in December after approval by Envoy’s Board of Directors.
Looking forward, Envoy believes that there are a number of economic uncertainties, competitive challenges and business risks that will impact the client spending commitments of its operating companies. As previously announced with its third quarter results, Envoy is experiencing price pressure on its roll out production services in both the UK and North America. Envoy has recently taken certain efficiency related initiatives, including outsourcing programs to lower cost centres and concluding strategic alliances and joint venture arrangements with business partners in new geographic markets.
As a result of these initiatives, Envoy’s Board of Directors has approved the immediate implementation of a restructuring plan. Accordingly, Envoy will incur a restructuring charge of approximately $1.6 million in the first quarter of the current fiscal year. The annual savings in salaries, benefits and other expenses associated with this restructuring is approximately $3.7 million. Management believes that, by implementing the restructuring plan now, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materialize in the short term. At the same time, management will be pro-active in implementing other initiatives to achieve organic sales growth, reduce operating expenses and improve efficiencies.
Envoy has strengthened its strategic and creative services, which has resulted in Envoy winning significant consultation assignments with several of the largest retailers in North America. Although the company will continue to provide world-class production roll-out services, it will increase its pursuit of strategic assignments, as such assignments have the potential to increase Envoy’s profit margins in the future.
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.
Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please contact Geoffrey Genovese at Envoy Communications Group Inc. (Tel: (416) 593-1212), or contact our investor relations department at: info@envoy.to